Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended June 30, 2020

HAMILTON, Bermuda, August 20, 2020 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended June 30, 2020.

Highlights

•	Implemented measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, whose wellbeing is the Partnership’s highest priority
•	100% availability of FSRUs for the second quarter of 2020
•	Reported total time charter revenues of $34.4 million for the second quarter of 2020 compared to $33.8 million of time charter revenues for the second quarter of 2019
•	Generated operating income of $27.7 million, net income of $19.7 million and limited partners’ interest in net income of $16.0 million for the second quarter of 2020 compared to operating income of $15.3 million, net income of $6.2 million and limited partners’ interest in net income of $2.8 million for the second quarter of 2019
•	Operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the second quarter of 2020 compared with unrealized losses on derivative instruments for the second quarter of 2019 mainly on the Partnership's share of equity in earnings (losses) of joint ventures in the second quarter of 2020 and 2019
•	Excluding the impact of unrealized gains (losses) on derivative instruments for the second quarter of 2020 and 2019 impacting the equity in earnings (losses) of joint ventures, operating income would have been $25.5 million for the three months ended June 30, 2020 compared with $19.9 million for the three months ended June 30, 2019
•	Generated Segment EBITDA[1] of $36.0 million and $31.0 million for the second quarter of 2020 and 2019, respectively
•	On April 30, 2020, entered into a lease and maintenance agreement (the “Subsequent Charter”) with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant. The Subsequent Charter commenced on May 1, 2020 and expires on July 31, 2025
•	On August 6, 2020, announced that Mr. Steffen Føreid intends to step down from his position as the Partnership's Chief Executive Officer and Chief Financial Officer. On August 19, 2020, announced that Mr. Føreid’s resignation will take effect on August 21, 2020 (the “Effective Date”). As of the Effective Date, the President & CEO of Höegh LNG Holdings Ltd., Sveinung J.S. Støhle, will become the Partnership's Chief Executive Officer and Håvard Furu, the Chief Financial Officer of Höegh LNG Holdings Ltd., will become the Partnership’s Chief Financial Officer
•	On August 14, 2020, paid a $0.44 per unit distribution on common units with respect to the second quarter of 2020, equivalent to $1.76 per unit on an annualized basis
•	On August 17, 2020, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred units (the "Series A preferred unit"), for the period commencing on May 15, 2020 to August 14, 2020

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: “Thanks to the hard work of all our crew and staff, we have continued to provide safe and reliable services through these unprecedented times caused by the COVID-19 pandemic. The consistent operational excellence has resulted in stable cash flows and strong distribution coverage for the quarter from the Partnership’s portfolio of fixed-rate contracts. With the completion of the Subsequent Charter for the Höegh Gallant during the quarter, the average remaining contract length of the Partnership’s long term contract portfolio stands at more than 9 years, ensuring that Höegh LNG Partners is well-positioned to continue generating stable and predictable cash flows.”

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

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Financial Results Overview

For the three months ended June 30, 2020, each of the Partnership’s FSRUs have had 100% availability due to the diligent efforts of the crew and staff to ensure all aspects of operations continued to function smoothly in spite of challenges as a result of the COVID-19 pandemic. The Partnership has mitigated the risk of an outbreak of the Coronavirus on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. Management and administrative staffs have transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has been fulfilling its obligations under the time charter contracts and not experienced any off-hire for its FSRUs for the three months ended June 30, 2020.

The Partnership reported net income of $19.7 million for the three months ended June 30, 2020, an increase of $13.5 million from net income of $6.2 million for the three months ended June 30, 2019. Net income was impacted by unrealized gains on derivative instruments for the second quarter of 2020 compared with unrealized losses for the second quarter of 2019, mainly included in the Partnership’s share of equity in earnings (losses) of joint ventures.

Excluding all of the unrealized gains (losses) on derivative instruments, net income for the three months ended June 30, 2020 would have been $17.4 million, an increase of $6.6 million from $10.8 million for the three months ended June 30, 2019. Excluding the impact of the unrealized gains (losses) on derivatives, the increase for the three months ended June 30, 2020 is primarily due to higher time charter revenue as a result of off-hire related to the drydock for the Höegh Gallant during the second quarter of 2019, and lower vessel operating expenses as a result of maintenance, principally for the Höegh Gallant but also for the PGN FSRU Lampung, during the second quarter of 2019. For the three months ended June 30, 2019, higher maintenance expenses were approximately $3.0 million. These items were also the main drivers for the higher limited partners’ interest in net income and operating income, excluding the impact of the unrealized gains (losses) on derivatives, as well as Segment EBITDA for the three months ended June 30, 2020 compared with the three months ended June 30, 2019.

Preferred unitholders’ interest in net income was $3.7 million for the three months ended June 30, 2020, an increase of $0.3 million from $3.4 million due to additional preferred units issued as part of the at-the-market offering program (“ATM program”). Limited partners’ interest in net income, for the three months ended June 30, 2020 was $16.0 million, an increase of $13.2 million from limited partners’ interest in net income of $2.8 million for the three months ended June 30, 2019. Excluding all of the unrealized gains (losses) on derivative instruments, limited partners’ interest in net income for the three months ended June 30, 2020 would have been $13.7 million, an increase of $6.3 million from $7.4 million for the three months ended June 30, 2019.

The PGN FSRU Lampung and the Höegh Grace were both on-hire for the full three months periods ended June 30, 2020 and 2019. The Höegh Gallant was on-hire during the full three months ended June 30, 2020 compared with the equivalent of 16 off-hire days due to the scheduled drydock for the three months ended June 30, 2019.

Equity in earnings of joint ventures for the three months ended June 30, 2020 was $6.5 million, an increase of $8.1 million from equity in losses of joint ventures of $1.6 million for the three months ended June 30, 2019. Unrealized gains and losses on derivative instruments in the Partnership’s joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended June 30, 2020 and 2019. Excluding the unrealized gain on derivative instruments for the three months ended June 30, 2020 and the unrealized loss on derivative instruments for the three months ended June 30, 2019, the equity in earnings of joint ventures would have been $4.2 million for the three months ended June 30, 2020, an increase of $1.1 million from $3.1 million for the three months ended June 30, 2019. Excluding the unrealized gain on derivative instruments for the three months ended June 30, 2020 and the unrealized loss on derivative instruments for the three months ended June 30, 2019, the increase was mainly due to higher time charter revenues related to the reimbursement of maintenance and project costs which more than offset the increase in vessel operating expenses related to increased maintenance for the three months ended June 30, 2020 compared with the three months ended June 30, 2019. The Partnership’s share of its joint ventures’ operating income was $7.0 million for the three months ended June 30, 2020, compared with $6.1 million for the three months ended June 30, 2019.

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Operating income for the three months ended June 30, 2020 was $27.7 million, an increase of $12.4 million from operating income of $15.3 million for the three months ended June 30, 2019. Excluding the impact of the unrealized gains (losses) on derivatives impacting the equity in earnings (losses) of joint ventures for the three months ended June 30, 2020 and 2019, operating income for the three months ended June 30, 2020 would have been $25.5 million, an increase of $5.6 million from $19.9 million for the three months ended June 30, 2019.

Segment EBITDA1 for the three months ended June 30, 2020 was $36.0 million, an increase of $5.0 million from $31.0 million for the three months ended June 30, 2019.

Effective January 1, 2020, the Partnership adopted the new accounting standard, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, with recognition of a net decrease to retained earnings of $0.16 million as of January 1, 2020 for the cumulative effect of adopting the new standard. The cumulative effect includes allowances for expected credit losses related to the net investment in financing lease and trade receivables. For the three months ended June 30, 2020, there was no change in the allowance for expected credit losses.

Financing and Liquidity

As of June 30, 2020, the Partnership had cash and cash equivalents of $25.6 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.0 million and long-term restricted cash required under the long-term debt for the PGN FSRU Lampung (the "Lampung facility”) was $12.4 million as of June 30, 2020. As of August 20, 2020, the Partnership had an undrawn balance of $14.7 million on the $63 million revolving credit tranche of the $385 million facility and an undrawn balance of $73.6 million on the $85 million revolving credit facility from Höegh LNG, respectively.

As of June 30, 2020, the Partnership has no material commitments for capital expenditures. However, the joint ventures have a liability for a boil-off claim under the time charters totaling $6.5 million as of June 30, 2020. The Partnership’s 50% share of the liability is $3.3 million as of June 30, 2020. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of the arbitration tribunal will be equally split between the two parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters were amended regarding the computation and settlement of prospective boil-off claims. The first instalment of the settlement of $17.2 million was paid by the joint ventures in April 2020. The Partnership’s 50% share was $8.6 million. The joint ventures expect to pay the remaining instalment with accumulated cash balances on the joint ventures’ respective balance sheets as of June 30, 2020 and with cash from operations in 2020.

The Partnership is indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. The remaining amount of the indemnification for the boil-off claim will be settled when the amount is paid to the charterer.

On April 24, 2020, the Partnership drew $4.5 million on the $85 million revolving credit facility from Höegh LNG. On August 7, 2020, the Partnership drew $6.6 million on the $85 million revolving credit facility from Höegh LNG.

During the second quarter of 2020, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $6.4 million on the $385 million facility.

The Partnership's book value and outstanding principal of total long-term debt was $440.6 million and $448.5 million, respectively, as of June 30, 2020, including the Lampung facility, the $385 million facility and the $85 million revolving credit facility.

As of June 30, 2020, the Partnership's total current liabilities exceeded total current assets by $15.0 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.4 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

The Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit tranche of the $385 million facility, are sufficient to meet the Partnership's working capital requirements for its business for the next twelve months.

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As of June 30, 2020, the Partnership had outstanding interest rate swap agreements for a total notional amount of $344.0 million to hedge against the floating interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays fixed rates of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On April 8, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG.

On April 24, 2020, the Partnership drew $4.5 million on the $85 million revolving credit facility from Höegh LNG.

On May 15, 2020, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common unit, with respect to the first quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On May 15, 2020, the Partnership paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2020 to May 14, 2020.

The Partnership sold 82,409 Series A preferred units and no common units under the ATM program in the first quarter of 2020.  The Partnership did not issue Series A preferred units or common units under the ATM program in the second quarter of 2020.

On August 7, 2020, the Partnership drew $6.6 million on the $85 million revolving credit facility from HLNG.

On August 14, 2020, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common unit, with respect to the second quarter of 2020, equivalent to $1.76 per unit on an annualized basis.

On August 17, 2020, the Partnership paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2020 to August 14, 2020.

For the period from July 1, 2020 to August 20, 2020, no Series A preferred units or common units were sold under the ATM program.

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Outlook

Höegh LNG has the Subsequent Charter for the Höegh Gallant, has indemnified the Partnership for the joint ventures’ boil-off settlement and provided the Partnership the $85 million revolving credit facility. Höegh LNG’s ability to make payments to the Partnership under the indemnification for the boil-off settlement, the Subsequent Charter, and funding requests under the $85 million revolving credit facility may be affected by events beyond the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership under the indemnification for the boil-off settlement, the Subsequent Charter or meet funding requests, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

The recent outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the Coronavirus outbreak to date, the ultimate length and severity of the Coronavirus outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. As of August 20, 2020, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for our customers. Furthermore, should there be an outbreak of the Coronavirus on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of the Coronavirus on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, the Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigation actions are in place to minimize risks of outbreaks. To date, the Partnership has not had service interruptions on our vessels. Management and administrative staffs have transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment. In addition, if financial institutions providing the Partnership’s interest rate swaps or lenders under the revolving credit facility are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. Since implementing our Prior ATM program in January 2018 until January 2020, the Partnership has sold preferred units and common units for total net proceeds of $59.5 million which has supplemented our liquidity. In current market conditions with lower unit prices, sales under the new ATM program is a less viable and more expensive option for accessing liquidity. If the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. The Partnership does not have long term debt maturing in the next twelve months. However, the Lampung facility must be refinanced in October 2021. Should the Partnership be unable to obtain refinancing for the Lampung facility in 2021, it may not have sufficient funds or other assets to satisfy all its obligations, which would have a material adverse effect on its business, results of operations and financial condition.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

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Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL’s proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulatory and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for potential projects for Australian Industrial Energy ("AIE") at Port Kembla, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has four operating FSRUs, the Höegh Giant (HHI Hull No. 2552), delivered from the shipyard on April 27, 2017, the Höegh Esperanza (HHI Hull No. 2865), delivered from the shipyard on April 5, 2018, Höegh Gannet (HHI Hull No. 2909), delivered from the shipyard on December 6, 2018, and the Höegh Galleon (SHI Hull No. 2220), delivered from the shipyard on August 27, 2019. The Höegh Giant is operating on a contract with Naturgy. The Höegh Esperanza is operating on a contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (“CNOOC”). The Höegh Gannet serves on a 12-month LNG carrier contract that commenced in May 2020. The Höegh Galleon operates on an interim LNG carrier contract with Cheniere Marketing International LLP (“Cheniere”) that commenced in September 2019.

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of Second Quarter 2020 Results

A presentation will be held today, Thursday, August 20, 2020, at 8:30 A.M. (EST) to discuss financial results for the second quarter of 2020. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/36626

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until August 27, 2020.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10147308

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership’s results of operations for the three and six months ended June 30, 2020, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership’s business, liquidity, cash flows and operations as well as the operations of its customers, suppliers and lenders;

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership's distribution policy and ability to make cash distributions on the Partnership's units or any increases in the quarterly distributions on the Partnership's common units;

•	restrictions in the Partnership's debt agreements and pursuant to local laws on the Partnership's joint ventures' and subsidiaries' ability to make distributions;

•	the joint ventures’ ability to settle the boil-off claim;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Subsequent Charter, its guarantee and indemnification obligations, including in relation to the boil-off claim;

•	the Partnership's ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for the Partnership's vessels;

•	the Partnership's ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership's ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership's anticipated growth strategies; including the acquisition of vessels;

•	the Partnership's anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

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•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership's operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership's existing or future customers and their ability to satisfy their obligations under the Partnership's contracts;

•	the Partnership's ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the Partnership's ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership's continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership's vessels and any related claims by Total S.A. or other customers;

•	the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership's vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

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•	the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization (“IMO”) sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020 and, absent the installation of expensive scrubbers, reduced the maximum allowable sulfur content for fuel oil used in the marine sector, including the Partnership’s vessels, from 3.5% to 0.5%;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management, including possible disruptions caused by the COVID-19 outbreak;

•	the number of offhire days and drydocking requirements, including the Partnership's ability to complete scheduled drydocking on time and within budget;

•	the Partnership's general and administrative expenses as a publicly traded limited partnership and the Partnership's fees and expenses payable under the Partnership's ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership's ability to hire or retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the Partnership's vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership's common units, Series A preferred units and other securities in the public market;

•	the Partnership's business strategy and other plans and objectives for future operations;

•	the Partnership's ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2019 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Six months ended
	June 30,		June 30,
(in thousands of U.S. dollars)	2020	2019	2020	2019
REVENUES
Time charter revenues	$34,436	$33,777	$71,122	$69,852
Other revenues	—	—	—	64
Total revenues	34,436	33,777	71,122	69,916
OPERATING EXPENSES
Vessel operating expenses	(5,776)	(9,064)	(11,283)	(14,957)
Administrative expenses	(2,155)	(2,272)	(4,583)	(4,848)
Depreciation and amortization	(5,234)	(5,589)	(10,516)	(10,912)
Total operating expenses	(13,165)	(16,925)	(26,382)	(30,717)
Equity in earnings (losses) of joint ventures	6,475	(1,575)	(3,572)	(1,223)
Operating income (loss)	27,746	15,277	41,168	37,976
FINANCIAL INCOME (EXPENSE), NET
Interest income	163	297	335	496
Interest expense	(6,322)	(7,148)	(12,833)	(13,984)
Gain (loss) on derivative instruments	—	—	—	1,030
Other items, net	(487)	(759)	(1,134)	(1,806)
Total financial income (expense), net	(6,646)	(7,610)	(13,632)	(14,264)
Income (loss) before tax	21,100	7,667	27,536	23,712
Income tax benefit (expense)	(1,419)	(1,511)	(2,381)	(3,421)
Net income (loss)	$19,681	$6,156	$25,155	$20,291
Preferred unitholders' interest in net income	3,668	3,378	7,337	6,742
Limited partners' interest in net income	$16,013	$2,778	$17,818	$13,549

Earnings per unit
Common unit public (basic and diluted)	$0.47	$0.07	$0.51	$0.38
Common unit Höegh LNG (basic and diluted)	$0.50	$0.10	$0.56	$0.44
Subordinated unit Höegh LNG (basic and diluted)	$—	$0.10	$—	$0.44

11

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$25,623	$39,126
Restricted cash	6,021	8,066
Trade receivables	4,266	735
Amounts due from affiliates	5,701	4,296
Inventory	—	463
Current portion of net investment in financing lease	4,756	4,551
Prepaid expenses and other receivables	3,334	2,534
Total current assets	49,701	59,771
Long-term assets
Restricted cash	12,369	12,627
Accumulated earnings of joint ventures	405	3,270
Advances to joint ventures	3,988	3,831
Vessels, net of accumulated depreciation	630,030	640,431
Other equipment	105	256
Intangibles and goodwill	15,444	17,108
Net investment in financing lease	271,827	274,353
Long-term deferred tax asset	197	217
Other long-term assets	849	936
Total long-term assets	935,214	953,029
Total assets	$984,915	$1,012,800

12

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2020	2019
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$44,660	$44,660
Trade payables	394	533
Amounts due to owners and affiliates	3,627	2,513
Value added and withholding tax liability	1,091	1,476
Derivative instruments	7,208	2,907
Accrued liabilities and other payables	7,756	11,164
Total current liabilities	64,736	63,253
Long-term liabilities
Accumulated losses of joint ventures	707	—
Long-term debt	391,141	412,301
Revolving credit facility due to owners and affiliates	4,749	8,792
Derivative instruments	23,652	12,028
Long-term tax liability	2,476	2,283
Long-term deferred tax liability	13,298	12,549
Other long-term liabilities	68	84
Total long-term liabilities	436,091	448,037
Total liabilities	500,827	511,290
EQUITY
8.75% Series A preferred units	166,607	164,482
Common units public	308,509	315,176
Common units Höegh LNG	42,858	39,795
Accumulated other comprehensive income (loss)	(33,886)	(17,943)
Total partners' capital	484,088	501,510
Total equity	484,088	501,510
Total liabilities and equity	$984,915	$1,012,800

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,
	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$19,681	$6,156
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,234	5,589
Equity in losses (earnings) of joint ventures	(6,475)	1,575
Changes in accrued interest income on advances to joint ventures	(79)	(73)
Amortization of deferred debt issuance cost and fair value of debt assumed	578	639
Amortization in revenue for above market contract and extension	759	905
Expenditure for drydocking	—	(2,862)
Changes in accrued interest expense	(102)	(628)
Receipts from repayment of principal on financing lease	1,125	1,030
Unrealized foreign exchange losses (gains)	(41)	52
Unrealized loss (gain) on derivative instruments	21	24
Non-cash revenue: tax paid directly by charterer	(218)	(220)
Non-cash income tax expense: tax paid directly by charterer	218	220
Deferred tax expense and provision for tax uncertainty	940	910
Issuance of units for Board of Directors' fees	—	155
Other adjustments	120	159
Changes in working capital:
Trade receivables	764	973
Inventory	463	185
Prepaid expenses and other receivables	(164)	1,179
Trade payables	(241)	(130)
Amounts due to owners and affiliates	238	1,862
Value added and withholding tax liability	148	760
Accrued liabilities and other payables	356	(754)
Net cash provided by (used in) operating activities	23,325	17,706

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	(8)	(140)
Net cash provided by (used in) investing activities	$(8)	$(140)

14

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,
	2020	2019
FINANCING ACTIVITIES
Proceeds from loans due to owners and affiliates	$4,500	$3,500
Repayment of long-term debt	(11,166)	(11,165)
Net proceeds from issuance of common units	—	1,029
Net proceeds from issuance of 8.75% Series A preferred units	—	1,316
Cash distributions to limited partners and preferred unitholders	(18,714)	(18,407)
Repayment of indemnifications received from Höegh LNG	—	(64)
Net cash provided by (used in) financing activities	(25,380)	(23,791)

Increase (decrease) in cash, cash equivalents and restricted cash	(2,063)	(6,225)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	102	(13)
Cash, cash equivalents and restricted cash, beginning of period	45,974	54,273
Cash, cash equivalents and restricted cash, end of period	$44,013	$48,035

15

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2020 AND 2019

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended June 30, 2020 and 2019, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended June 30, 2020 and 2019, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint Venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

16

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2020

(in thousands of U.S. dollars)

	Three months ended June 30, 2020
		Joint venture
	Majority	FSRUs		Total
	Held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$34,436	12,139	—	46,575	(12,139)	(1)	$34,436
Total revenues	34,436	12,139	—	46,575			34,436
Operating expenses	(6,616)	(2,660)	(1,315)	(10,591)	2,660	(1)	(7,931)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,475	(1)	6,475
Segment EBITDA	27,820	9,479	(1,315)	35,984
Depreciation and amortization	(5,234)	(2,490)	—	(7,724)	2,490	(1)	(5,234)
Operating income (loss)	22,586	6,989	(1,315)	28,260			27,746
Gain (loss) on derivative instruments	—	2,295	—	2,295	(2,295)	(1)	—
Other financial income (expense), net	(2,236)	(2,921)	(4,410)	(9,567)	2,921	(1)	(6,646)
Income (loss) before tax	20,350	6,363	(5,725)	20,988			21,100
Income tax benefit (expense)	(1,419)	112	—	(1,307)	(112)		(1,419)
Net income (loss)	$18,931	6,475	(5,725)	19,681	—		$19,681
Preferred unitholders’ interest in net income	—	—	—	—	3,668	(2)	3,668
Limited partners' interest in net income (loss)	$18,931	6,475	(5,725)	19,681	(3,668)	(2)	$16,013

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

17

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2019

(in thousands of U.S. dollars)

	Three months ended June 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$33,777	10,752	—	44,529	(10,752)	(1)	$33,777
Total revenues	33,777	10,752	—	44,529			33,777
Operating expenses	(9,885)	(2,233)	(1,451)	(13,569)	2,233	(1)	(11,336)
Equity in earnings (losses) of joint ventures	—	—	—	—	(1,575)	(1)	(1,575)
Segment EBITDA	23,892	8,519	(1,451)	30,960
Depreciation and amortization	(5,589)	(2,452)	—	(8,041)	2,452	(1)	(5,589)
Operating income (loss)	18,303	6,067	(1,451)	22,919			15,277
Gain (loss) on derivative instruments	—	(4,649)	—	(4,649)	4,649	(1)	—
Other financial income (expense), net	(2,689)	(2,993)	(4,921)	(10,603)	2,993	(1)	(7,610)
Income (loss) before tax	15,614	(1,575)	(6,372)	7,667			7,667
Income tax expense	(1,511)	—	—	(1,511)			(1,511)
Net income (loss)	$14,103	(1,575)	(6,372)	6,156	—		$6,156
Preferred unitholders’ interest in net income	—	—	—	—	3,378	(2)	3,378
Limited partners' interest in net income (loss)	$14,103	(1,575)	(6,372)	6,156	(3,378)	(2)	$2,778

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

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HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended June 30, 2020 and 2019.

	Three months ended
	June 30,
(in thousands of U.S. dollars)	2020	2019
Interest income	$163	$297
Interest expense:
Interest expense	(5,710)	(6,361)
Commitment fees	(34)	(148)
Amortization of debt issuance cost and fair value of debt assumed	(578)	(639)
Total interest expense	(6,322)	(7,148)
Other items, net:
Unrealized foreign exchange gain (loss)	41	(30)
Realized foreign exchange gain (loss)	125	(6)
Bank charges, fees and other	(41)	(85)
Withholding tax on interest expense and other	(612)	(638)
Total other items, net	(487)	(759)
Total financial income (expense), net	$(6,646)	$(7,610)

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Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investor in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended June 30, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$18,931	6,475	(5,725)	19,681			$19,681	(3)
Interest income	(83)	—	(80)	(163)	—	(4)	(163)
Interest expense	1,883	2,918	4,439	9,240	(2,918)	(4)	6,322
Depreciation and amortization	5,234	2,490	—	7,724	(2,490)	(5)	5,234
Other financial items (2)	436	(2,292)	51	(1,805)	2,292	(6)	487
Income tax (benefit) expense	1,419	(112)	—	1,307	112	(7)	1,419
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,918	(4)	2,918
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,490	(5)	2,490
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,292)	(6)	(2,292)
Equity in earnings of JVs: Income tax (benefit) expense	—	—	—	—	(112)	(7)	(112)
Segment EBITDA	$27,820	9,479	(1,315)	35,984			$35,984

20

	Three months ended June 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$14,103	(1,575)	(6,372)	6,156			$6,156	(3)
Interest income	(181)	(108)	(116)	(405)	108	(4)	(297)
Interest expense	2,169	3,098	4,979	10,246	(3,098)	(4)	7,148
Depreciation and amortization	5,589	2,452	—	8,041	(2,452)	(5)	5,589
Other financial items (2)	701	4,652	58	5,411	(4,652)	(6)	759
Income tax (benefit) expense	1,511	—	—	1,511			1,511
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,990	(4)	2,990
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,452	(5)	2,452
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	4,652	(6)	4,652
Segment EBITDA	$23,892	8,519	(1,451)	30,960			$30,960

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”
(2)	Other financial income consists of gains and losses on derivative financial instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.
(7)	Income tax (benefit) expense for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Income tax (benefit) expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Income tax (benefit) expense for the Consolidated reporting.

21

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

22

Three months ended
(in thousands of U.S. dollars)	June 30, 2020
Segment EBITDA	$35,984
Cash collection/Principal payment on financing lease	1,125
Amortization in revenues for above market contracts	759
Non-cash revenue: Tax paid directly by charterer	(218)
Equity in earnings of JVs: Amortization of deferred revenue	(680)
Interest income (1)	163
Interest expense (1)	(9,240)
Amortization of debt issuance cost (1)	618
Amortization and gain on cash flow hedges included in interest expense	21
Other items, net	(492)
Unrealized foreign exchange losses (gains)	(41)
Current income tax benefit (expense), net of uncertain tax position	(479)
Non-cash income tax: Tax paid directly by charterer	218
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,668)
Estimated maintenance and replacement capital expenditures	(5,350)
Distributable cash flow	$18,720

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

Three months ended
(in thousands of U.S. dollars)	June 30, 2020
Distributable cash flow	$18,720
Estimated maintenance and replacement capital expenditures	5,350
Distributions relating to Series A preferred units (2)	3,668
Equity in earnings of JVs: Amortization of deferred revenue	680
Equity in earnings of JVs: Amortization of debt issuance cost	(40)
Equity in earnings of JVs: Depreciation and amortization	(2,490)
Equity in earnings of JVs: Gain (loss) on derivative instruments	2,295
Equity in earnings of JVs: Income tax benefit (expense)	112
Equity in losses (earnings) of joint ventures	(6,475)
Changes in accrued interest expense and interest income	(181)
Other adjustments	122
Changes in working capital	1,564
Net cash provided by (used in) operating activities	$23,325

(1)	The Partnership’s interest in the joint ventures’ interest expense and amortization of debt issuance cost is $2,918 and $40, respectively
(2)	Represents distributions payable on the Series A preferred units related to the three months ended June 30, 2020

23

Media contact: Steffen Føreid

Chief Executive Officer and Chief Financial Officer

+47 975 57 406

www.hoeghlngpartners.com

24